Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 dated August 9, 2017) and related Prospectus of Range Resources Corporation for the registration of its debt securities, guarantees of debt securities, shares of its common stock and preferred stock, depositary shares and warrants and to the incorporation by reference therein of our reports dated February 22, 2017, with respect to the consolidated financial statements of Range Resources Corporation, and the effectiveness of internal control over financial reporting of Range Resources Corporation, included in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Fort Worth, Texas

August 9, 2017